March 21, 2016

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:	Second Sight Medical Products, Inc.
Registration Statement on Form S-1
Filed January 25, 2016
File No. 333-209113

Dear Mr. Mancuso:

By this letter we are responding to your letter dated February 17, 2016 addressed to Will McGuire, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Prospectus Cover

1.	Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b). Ensure that your revised cover complies with the requirements of Rule 421. For guidance, refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s website, particularly sample comments 17, 21 and 22 at the end of that Bulletin.

In accord with staff’s request we have limited our cover to one page as required by Regulation S-K. In our view the cover complies with the requirements of Rule 421.

2.	Please provide us your analysis of how your disclosure satisfies the requirement in Regulation S-K Item 501(b)(2) to disclose the number of securities that you are offering. Include in your response specific citations to the authority on which you rely and an analysis of that authority. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation Question 227.02 available on the Commission’s website.

Since it is currently impracticable to state the offering price per share in the prospectus because shares under the terms of the rights offering will be priced at a discount to their closing trading price on Nasdaq on the expiration date of the rights offering ("Expiration Date"), we have explained the method by which the price per share is to be determined as required by Section 501(b)(3) of Regulation S-K. We have noted the formula by which the price per share will be determined on that date to be the lower of (i) $4.25 or (ii) 85% of the closing trading price per share. As a result, we have expressed the amount of securities being offered as a range. For example, we note that each shareholder is entitled to invest $0.55 for each share of common stock beneficially owned. As of March 15, 2016, the Company had 36,019,086 shares of common stock outstanding. If all shareholders owning rights invested $0.55 per share for each share that they owned the Company would receive aggregate gross proceeds of $19,810,497. That is the dollar amount of securities being registered pursuant to Rule 457(o). We have disclosed that based on the closing price of $4.85 per share on March 15, 2016, the subscription price per share would be $4.12 and if all holders of shares as of the Record Date exercised their rights or otherwise exercised all their subscription privileges, as the case may be, based on that price we would offer an aggregate of 4,808,373 shares. Because we recognize that prices per share will continue to fluctuate after the effective date of the registration statement we have noted that we will not offer more than 10,000,000 shares, which would equate to a closing price on the Expiration Date of $2.33 and a subscription price of $1.98 per share. As a consequence we expect that the range of shares that will be offered (i) may be as little as 4,661,293 shares if the offering price per share is $4.25 (equating to a closing price of $5.00 or more per share) and (ii) a maximum of 10,000,000 shares, if the offering price per share is $1.98 (equating to a closing price per share of $2.33 on the Expiration Date) . We believe that these disclosures are consistent with the requirements of Item 501(b)(2) of Regulation S-K and Compliance and Disclosure Interpretation Question 227.02

Russell Mancuso

United States Securities and Exchange Commission

What is the Rights Offering, page 6

3.	Please revise your disclosure to clarify (1) when you will set the record date and (2) the length of time between the record date and the effective date of this registration statement. Also clarify the length of the “offering period;” for example, you could disclose the number of days between the effective date of this registration statement and the expiration date.

We expect to confirm and announce the record date on or about the date on which the registration statement is declared effective (the "Effective Date"). We anticipate that the record date will be a business date that is 5-7 calendar days following the Effective Date (the "Record Date"). We expect that the "offering period" will extend from the Record Date through a business date that is approximately 17 calendar days thereafter (the “Expiration Date"). As a result we anticipate that there would be up to 24 days between the Effective Date and the Expiration Date. We have revised our disclosures to reflect these time frames.

4.	Please provide us your analysis of how your disclosure of the offering price will satisfy the requirements of Securities Act Rule 430A(a)(3). Include in your response specific citations to the authority on which you rely and an analysis of that authority.

Rule 430A(a) states that the form of prospectus filed as part of registration statement that is declared effective may omit information with respect to the public offering price, provided that the securities are offered for cash, the registrant furnishes the undertakings provided under Item 512 of Regulation S-K and, if the form of the prospectus filed as part of the registration statement that is declared effective is contained in a form filed with the Commission pursuant to Rule 424(b) the offering price information omitted in reliance on paragraph (a) in an effective post-effective amendment to a registration statement. The Company has furnished the Item 512 undertakings and has undertaken to file a post-effective amendment to the registration statement promptly following the close of the Expiration Date of the offering to satisfy Rule 430A(3) requirements.

Russell Mancuso

United States Securities and Exchange Commission

Indicated Subscription Exercises of Gregg Williams and Easton Invest AG, page 33

5.	Please provide us your analysis of how the commitment to invest that you received from Gregg Williams and Easton Invest AG is consistent with Section 5 of the Securities Act. Include in your response specific citations to the authority on which you rely and an analysis of that authority.

We respectfully submit that the descriptions relating to these shareholders and their intent to invest within the rights offering are entirely consistent with Section 5 of the Securities Act. Subdivision (a) of Section 5 prohibits a sale, a contract of sale or a firm commitment to sell prior to the effective date of the registration statement. Subdivision (c) of Section 5 prohibits offering a security for sale unless a registration statement has been filed. In our view none of these prohibitions has occurred or should be deemed to have occurred under the facts and circumstances that we have presented. We have disclosed that Gregg Williams and Easton Invest AG (“Easton”) have indicated their willingness to exercise their basic subscription rights and their over subscription privileges up to their respective amounts as disclosed within the registration statement. These indications of interest were provided in informal communications and there have been no written agreements, sales or offers, either prior to the filing of the registration statement or thereafter. In this, each of Mr. Williams and Easton have expressed his or its desire to participate on the same basis as any other shareholder of the company. Any offer or sale will be made to all shareholders, including Mr. Williams and Easton, pursuant to a prospectus and other subscription materials which are part of or contained within the company's registration statement after it has been declared effective. Indeed there is no assurance that either of these persons will be able to obtain any particular number of shares or be able to invest any specific amount, other than shares and amounts that attach to their respective basic subscription rights. On a personal note, Mr. Williams, who is a director, principal shareholder and whose blind father was a founder of the company, and Easton, which is affiliated with an early investor in the company, are long time supporters of the company's mission to treat blindness and restore functional vision to persons who have no other commercially available treatment options. The amounts each proposes to invest as well their respective relationships to the company are important disclosures for shareholders in making their investment decisions. We respectfully further note that the company is an emerging growth company and that each of Mr. Williams and Easton are to our understanding and long time belief accredited investors under the federal securities laws.

Material U.S. Federal Income Tax Consequences …, page 56

6.	Please file the opinion that Regulation S-K Item 601(b)(8) requires regarding the tax consequences that you describe in your prospectus. See Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

We have filed as exhibit 8.1 to our registration statement, the opinion required by Regulation S-K 601(b)(8) regarding the tax consequences we describe in “Material U.S. Federal Income Tax Consequences” of our prospectus. Inasmuch as we are filing a short-form opinion we confirm to you that both the opinion and the disclosures within the prospectus state clearly that the disclosures in the tax consequences section of the prospectus is Mr. Sturman's opinion and the disclosure identifies and articulates the opinion being rendered. We have further listed Mr. Sturman, in accord with the consent provided in his opinion, under "Legal Matters" within the prospectus.

Russell Mancuso

United States Securities and Exchange Commission

Incorporation by Reference, page 65

7.	To be eligible to incorporate disclosure by reference into a Form S-1 prospectus, a registrant must have filed its annual report required under Section 13(a) or 15(d) of the Exchange Act for its most recently completed fiscal year. See General Instruction VII.C to Form S-1. Because you have not yet filed your Form 10-K for the year ended December 31, 2015, please revise your prospectus accordingly.

We have filed our annual report on Form 10-K for the fiscal year ended December 31, 2015 with the Commission on March 11, 2016 and have incorporated disclosure to it as well as to the other identified Current Reports on Form 8-K that are listed.

Exhibit Index, page 73

8.	Please file the opinion that you identify as exhibit 5.1.

We have filed the opinion identified as exhibit 5.1 with the current amendment No. 1 to the registration statement.

We further acknowledge that, notwithstanding staff comments, upon our request of acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, that effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that staff will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Respectfully,

/s/ Thomas B. Miller

Chief Financial Officer

cc (via e-mail): Brian Soares

Will McGuire

Aaron A. Grunfeld